UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36838

Columbia Pipeline Group, Inc.

(Exact name of registrant as specified in its charter)

5151 San Felipe St., Suite 2500

Houston, Texas 77056

(713) 386-3701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.45% Senior Notes Due 2018

3.30% Senior Notes Due 2020

4.50% Senior Notes Due 2025

5.80% Senior Notes Due 2045

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

2.45% Senior Notes Due 2018	1
3.30% Senior Notes Due 2020	1
4.50% Senior Notes Due 2025	1
5.80% Senior Notes Due 2045	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Columbia Pipeline Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2017

COLUMBIA PIPELINE GROUP, INC.

By:	/s/ Nathaniel A. Brown
Name:	Nathaniel A. Brown
Title:	Controller and Principal Financial Officer